Clenergen Corporation
Bath House
8 Chapel Place
London, Great Britain EC2A 3DQ
+44 (0) 207739 0028

March 28, 2011

VIA FAX AND EDGAR SUBMISSION
Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Clenergen Corporation
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed February 14, 2011
File No. 333-130286
Response Letter Filed March 17, 2011

Dear Ms. Blye:

The above-referenced registrant, Clenergen Corporation (“Clenergen”), is in receipt of your letter, dated March 18, 2011, addressed to Mark Quinn, Executive Chairman of Clenergen.  Your letter sets forth a number of comments of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing and a prior response letter of Clenergen.  Set forth below are Clenergen’s responses to such comments.  To aid in your review, each of Clenergen’s responses follows a copy of the subject comment.

1.	Comment:

Please refer to comment 1 in our letter dated March 8, 2011.  We note your response that you have cancelled any license rights and agreements in Cuba and that you have no business interest “in these three countries.”  Please tell us whether you had any contact with Cuba before entering into the agreement with BioPower Corporation on November 30, 2010 or during the period between the signing of the agreement and the cancellation of the license rights related to Cuba, and whether you intend to have any future contacts with Cuba.  Similarly, tell us whether you previously had, currently have, or anticipate having any contacts with Iran, Sudan, or Syria.  If so, please provide us the information regarding your contacts with Iran, Sudan, and Syria we requested in comments 2 and 3 of our previous letter.

Clenergen Corporation

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
March 28, 2011
Page - 2 -

Response:

Be advised that, on March 9, 2010, Clenergen and BioPower Corporation (“BioPower”) amended their Exclusive License Agreement to the effect of removing Cuba as a territory covered by the license granted by Clenergen to BioPower under the original Exclusive License Agreement.  Such fact was noted in Item 5 of Part II of Clenergen’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2011, filed with the Securities and Exchange Commission on March 22, 2011.  The Amended Exclusive License Agreement was made Exhibit 10.2 to such Form 10-Q.

Be further advised that, prior to entering into the original Exclusive License Agreement on November 30, 2010, during the period between the entering into the original Exclusive License Agreement and entering into the Amended Exclusive License Agreement on March 9, 2011, and from the date of the entering into the Amended License Agreement to the date of this letter, Clenergen had no contact with Cuba or with any party concerning the conduct of business with or in Cuba (other than the cancelled license rights granted BioPower).  It is Clenergen’s intent that it shall not contact Cuba or any party concerning the conduct of any type of business with or in Cuba so long as such contact or business would be in violation of any United States law or regulation prohibiting such contact and/or business.  BioPower has advised Clenergen that it has never conducted any business in or with Cuba, has not contacted anyone regarding any type of business in or with Cuba and does not intend on doing any business in Cuba in the future until such time as conducting such business will not violate any law or regulation prohibiting such business.

With respect to the countries of Iran, Sudan and Syria, kindly note that at no time through the date of this response letter did Clenergen have any contact with any of such countries or with any party concerning the conduct of business with or in such countries.  It is Clenergen’s intent that it will not contact Iran, Sudan and/or Syria or any party concerning the conduct of any type of business with or in such three countries so long as such contact or business would be in violation of any United States law or regulation prohibiting such business.  As such, no materials, goods, technology information or services have been provided by Clenergen, directly or indirectly, into Iran, Sudan and/or Syria, nor has Clenergen conducted, directly or indirectly, any marketing or sales efforts to or with respect to such three countries, at any time and Clenergen has no intentions to do so in the future.

As Clenergen has not conducted and does not intend to conduct, directly or indirectly, any business with or in Cuba, Iran, Sudan and Syria, and has not provided and does not intend to provide, directly or indirectly through BioPower or any other party, any  materials, goods or technology to Cuba, Iran, Sudan and/or Syria, to the best of Clenergen’s knowledge, understanding and belief, no materials, goods or technology have been provided, nor does Clenergen intend to provide, materials, goods or technology, into Cuba, Iran, Sudan and Syria that are controlled items included in the United States Department of Commerce’s Commerce Control List.

Clenergen Corporation

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
March 28, 2011
Page - 3 -

As Clenergen has not had, nor does it intend to have in the future, any contacts with Cuba, Iran, Sudan or Syria, a discussion of the materiality of contacts with Cuba, Iran, Sudan and Syria is believed to be not necessary.

2.	Comment:

Please furnish in your response letter the written statement from the company we requested at the end of the second page of our letter dated March 8, 2011.

Response:

Clenergen hereby acknowledges that:
•	Clenergen is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Clenergen may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Clenergen believes that the responses set forth above adequately address all of the comments set forth in your March 18th letter.  However, should you or the other members of the staff have questions regarding Clenergen’s responses or other comments, you should contact the undersigned at Clenergen’s offices listed above.

Very truly yours,
Clenergen Corporation

By:	/s/ Mark L.M. Quinn
Mark L.M. Quinn
Executive Chairman

cc:	Pradip Bhaumik, US Securities and Exchange Commission
Keith S. Braun, Esq., Moritt Hock & Hamroff LLP